Obtaining Control of Credit Suisse International Focus

As of October 31, 2008, Charles Schwab & Co Inc Special Custody Account for the exclusive benefit of customers ("Shareholder") owned 2,712,538.282 shares of the Fund, which represented less than 25 % of the Fund. As of April 30, 2009, Shareholder owned 2,615,674.090 shares of the Fund, which represented 25.16 % of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.